[LPNT Letterhead]
May 26, 2011
BY EDGAR AND E-MAIL
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc. Supplemental Letter and Registration Statement on Form S-4 File No. 333-174014 Filed May 6, 2011
Dear Mr. Riedler:
     This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 13, 2011 to Mr. Paul D. Gilbert, Esq., Chief Legal Officer of LifePoint Hospitals, Inc. (the “Company”), with respect to the above-referenced supplemental letter and Form S-4 (the “Registration Statement”) filed on May 6, 2011.
     This letter provides the Company’s response to the Staff’s comments. For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.
Supplemental Letter and Registration Statement
1. We note that you are registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action (July 2, 1993). Accordingly, please revise items 5 (a) and (b) of your supplemental letter to include the following representations, as contained in the Morgan Stanley and Shearman & Sterling no-action letters:
•	that any broker-dealer who holds outstanding securities acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange securities in exchange for such outstanding securities pursuant to the exchange offer, may be considered a statutory underwriter; and

•	with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the company or an affiliate of the company to distribute the exchange securities.
Response:
In response to the Staff’s comment, the Company is providing today to the Commission a revised supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
We advise the Staff that the Form S-4/A has been revised to include the requested disclosure on pages 39 and 40 under the headings, “The Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Resale of Exchange Notes” and on page 98 under the heading, “Plan of Distribution.”
       Thank you for your consideration. If you have further questions or comments, please contact me at (615) 372-8533 or Patti J. Marks of Dewey & LeBoeuf LLP at (212) 259-7175.

Sincerely,
/s/ Paul D. Gilbert
Paul D. Gilbert
Executive Vice President and Chief Legal and Development Officer; Corporate Governance Officer; and Corporate Secretary

CC:	Morton A. Pierce Frank R. Adams Patti J. Marks

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